July 21, 2017

SUBMITTED VIA EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Quaker Chemical Corporation

Preliminary Proxy on Schedule 14A

Filed June 6, 2017

File No. 001-12019

Dear Ms. Long:

On behalf of Quaker Chemical Corporation, I respectfully provide our responses to the comments in your letter dated July 3, 2017. For your convenience, the text of your comments is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” “ours,” or “the Company” refer to Quaker Chemical Corporation and its consolidated subsidiaries. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s proxy statement. Page references in the Company’s responses correspond to the applicable page of the proxy statement.

Risk Factors, page 20

1.	Please include a risk factor that addresses the creation of a majority shareholder in connection with the transaction, including the additional board seats. Please disclose who will control the 24.5% ownership block and any known conflicting interests they may have to the Company.

Response:

The Company has revised its risk factors on page 23 to address the Staff’s comment as follows.

The issuance of the Consideration Shares to Gulf in the Combination will provide it with an almost 24.5% ownership interest in the Company, and Gulf will also have the contractual ability to nominate certain directors of the Company as described in more detail elsewhere in this proxy statement, which may enable Gulf to influence the direction of our business, or could prevent our other shareholders from determining significant corporate decisions without Gulf participation.

As a result of the Issuance, Gulf will become our largest shareholder and will have substantial influence over matters submitted to a vote of our shareholders, including the election of directors, amendment of our organizational documents, acquisitions or other business combinations involving the Company, and potentially the ability to prevent extraordinary transactions such as a takeover attempt or business combination. The concentration of ownership of our shares held by Gulf may make some future actions more difficult without its support. Gulf will, however, be bound by the Shareholders Agreement included as Annex E to this proxy statement, which among other provisions requires that for so long as any of Gulf’s designees are on the Quaker Board, and for six months thereafter, Gulf would vote all Quaker shares consistent with the recommendations of the Quaker Board for each director nominee as reflected in each proxy statement of the Company, including in support of any Quaker directors nominated for election or re-election to the Quaker Board (except as would conflict with Gulf’s rights to designees on the Board) and Gulf would not, without obtaining the prior written consent of the Quaker Board, vote with, tender into or publicly support any hostile takeover activity or tender offer targeting Quaker and not supported by a majority of the Quaker Board or Quaker’s independent directors. In addition, for two years following the Closing, Gulf is restricted from acquiring additional shares of Quaker Common Stock, subject to certain exceptions. Notwithstanding this, the interests of Gulf may conflict with our interests or the interests of our other shareholders, though we are not aware of any such existing conflicts of interest at this time.

Proposal 2—Approval of the Issuance, page 32

2.	Please unbundle proposal two to separate out the issuance of common stock from the issuance of preferred stock. Although you can make any proposal contingent on another proposal, where you are proposing alternative consideration for the transaction, the proposals must be presented as separate voting items. In addition, please include a summary description of all attributes of the preferred stock that will be issued, including any preferred dividend or liquidation rights, or clarify that the preferred stock will not have such preferred rights.

Response:

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” Rule 14a-4(b)(1) further requires that the form of proxy provide a means for shareholders “to specify by boxes a choice … with respect to each separate matter referred to therein as intended to be acted upon.”

The preliminary proxy statement and notice of meeting identify two substantive matters to be acted upon at the meeting:

1. A proposal to amend the company’s articles of incorporation to eliminate time-phased voting, in favor of one vote per share for all holders of common stock (the “Charter Amendment”); and

2. A proposal to approve the issuance in the Combination of shares representing 24.5% of the voting power and 24.5% of the equity capital of the Company (the “Issuance”).

These two proposals are independent and non-contingent. As disclosed in the proxy statement (p. 10), if the shareholders approve the Charter Amendment, the Company expects to file the amendment with the Secretary of State of the Commonwealth of Pennsylvania shortly after the Meeting, whether or not the Combination is consummated. Similarly, if the Issuance is approved, and the other conditions precedent to the Combination are satisfied, the Company expects to consummate the Combination, and effect the Issuance of shares representing 24.5% of the voting power and 24.5% of the equity capital of the Company, whether or not the Charter Amendment is also approved.

The proxy statement gives each shareholder the opportunity to consider and vote upon these two proposals separately. This is consistent with both the express requirements of Rule 14a-4 and the Staff’s published guidance on unbundling:

…if a material amendment to the acquiror’s organizational documents would require the approval of its shareholders under state law, the rules of a national securities exchange, or its organizational documents if presented on a standalone basis, the acquiror’s form of proxy must present any such amendment separately from any other material proposal, including, if applicable, approval of the issuance of securities in a triangular merger or approval of the transaction agreement in a direct merger.

Compliance and Disclosure Interpretations, Section 201.01 (last updated, Oct. 27, 2015).

As this guidance requires, the Company’s form of proxy properly presents the Charter Amendment separately from the Issuance.

The Staff notes correctly that the Issuance, if approved, may take one of two forms: An issuance of common stock representing 24.5% of the voting power and equity of the Company, or an issuance of preferred stock representing 24.5% of the voting power and equity of the Company.

The proxy statement has been revised on pages 48-49 to more clearly state that there are no material differences between the forms of consideration and that there are no preferred dividends, liquidation or other rights applicable to the preferred stock. Thus, notwithstanding the two forms that may be taken by the Issuance, it would not be appropriate to divide this proposal into separate sub-proposals for a common issuance and a preferred issuance. Such a division would be inappropriate for two reasons:

First, the differences between the common shares issuable pursuant to the Issuance and the preferred shares issuable pursuant to the Issuance are not material and do not substantively affect shareholder rights. The two forms of consideration would have equivalent voting power; equivalent rights and priorities on liquidation, dissolution, and winding-up; and equivalent rights and priorities with respect to dividends. The Staff’s guidance clearly states that, “[a]s a general principle…only material matters must be unbundled, and acquirors should consider whether the provisions in question substantively affect shareholder rights.” Id.

Second, there is no need to divide the Issuance proposal into separate sub-proposals, because the shareholders of the Company already have the opportunity for a separate vote with respect to the Charter Amendment: If the Charter Amendment is approved, the Issuance will consist solely of common stock; if the Charter Amendment is not approved, the Issuance will consist solely of preferred stock. The argument against bundling separate material proposals is that a shareholder must give up the right to vote FOR proposal A, if she wants to vote AGAINST proposal B. But in this case, there is no loss of suffrage.

The issuance of common or preferred stock generally is not a provision upon which the shareholders have an independent right to vote under Pennsylvania law. Sections 1522 and 1523 of the Pennsylvania Business Corporation Law authorizes issuances of either type of stock upon the authority of the board if (in the case of preferred stock), as is the case with Quaker, a corporation’s charter permits “blank check” preferred to be issued at the Board’s discretion. The requirement giving rise to proposal two is New York Stock Exchange Rule 312.03(c) that requires shareholder approval before the issuance of common stock, or securities that can convert into common stock, in connection with the acquisition of the stock or assets of another company if the issuance would constitute more than 20% of the voting power or the total number of shares of common stock outstanding before the issuance. This rule does not distinguish between issuances of common stock or convertible preferred stock that exceed this threshold. Proposal two, as revised, addresses this single question more narrowly.

The proposal has been revised throughout the proxy statement to clarify this point as follows:

Approve the issuance (the “Issuance”) of a number of shares (the “Consideration Shares”) of equity securities that will have 24.5% of the voting rights applicable to the Company’s outstanding voting securities immediately after the closing (the “Closing”) of the Combination (as defined in the proxy statement), and economic and other rights equivalent to the Company’s common stock as described in the proxy statement;

The discussion of the proposal will clarify that if the Charter Amendment is not approved, but the issuance is, the Board will issue preferred stock, instead of common stock, to complete the transaction, as described in the proxy statement.

Additionally, a summary description of the preferred stock is included in the proxy statement beginning on page 48. The Company has expanded the disclosure starting on page 48 to clarify that the preferred stock will have no preferred dividend or liquidation rights, and reiterate that it is intended to effectively be the equivalent of common stock in all respects, except for not possessing the 10 votes per share increase in voting power after being held for three years.

Background of the Combination

Initial Exploration of Legal and Regulatory Issues and Potential Synergies, page 35

3.	Please disclose the “summary of [the] synergy analyses” referenced in the second paragraph of this section, as well as any material projections provided to or by Houghton, other than those on page 46. If no other material projections were exchanged, please provide a representation to the staff.

Response:

Besides the summaries discussed below, and the projections discussed in the proxy statement beginning on page 46, no material projections were exchanged between the parties.

The “summary of [the] synergy analyses” refers to PowerPoint presentations provided by two third-party advisors that were engaged to validate the Company’s assumptions regarding potential synergies related to the proposed Combination. Because both parties were reluctant to share with each other commercially sensitive information, they agreed to participate in a “clean room” process, which is not unusual in acquisition transactions involving competitive businesses. In a “clean room” process, sensitive information is instead reviewed by unrelated third parties that are subject to strict confidentiality obligations. In agreeing to this process, Houghton had requested to receive a summary of the results of the synergy analysis. Neither party was provided with the projections of the other in this process. These analyses suggested a range of total potential synergies that generally corroborated the estimate of approximately $45 million in synergies that the Company had assumed during the negotiations involving the transaction consideration. The Company has made changes to the preceding section in the proxy statement to make clear that its prior price and structure negotiations took into account its assumptions regarding potential synergies, among other things.

The Company’s management did not have confidence in the upper end of the third parties’ range and communicated this skepticism to Houghton with the summaries. The Company believes that disclosure of the ranges indicated by the third-party summaries could inappropriately create expectations that the Company would not expect to satisfy. Moreover, the Company’s management expects that its and Houghton’s employees could make unwarranted assumptions regarding potential consolidations and restructurings that are not in the Company’s current plans. The Company has revised the disclosure on page 36 of the proxy statement as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

As noted above, the negotiations between the Company and Houghton were based in part on the assumption that a combination of the parties would produce meaningful synergies. In particular, the discussions that culminated in the Company’s proposal to acquire 100% of Houghton’s equity for $172.5 million in cash and 25% of Quaker’s outstanding Common Stock were based in part on the Company’s assumption that the Combination could be expected to produce $45 million in synergies over the first two years. To validate these assumptions, in June and July 2016, after the proposed transaction consideration of $172.5 million in cash and 25% of Quaker’s outstanding Common Stock had been tentatively agreed, the Company engaged ~~a~~ two third-party advisors to ~~conduct an analysis of~~ analyze the potential synergies related to the proposed transaction. At the request of both the Company and Houghton, ~~this~~ these advisors used a “clean room” protocol, which is not unusual in acquisition transactions involving competitive businesses. In a “clean room” process, sensitive information is reviewed by unrelated third parties that are subject to strict confidentiality obligations, which allow~~ed~~s ~~it~~ them to explore sensitive commercial information of both parties without either revealing that information to the other. ~~As a follow-up to that analysis, the Company subsequently engaged another third-party advisor in July 2016, to separately analyze certain sensitive material provided by the parties for the synergy analysis.~~ These analyses confirmed that the assumption of potential synergies of $45 million was a reasonable basis for the parties’ negotiations. ~~suggested the potential for substantial cost synergies consistent with the Company’s $45 million estimate.~~ The third party analyses also suggested an upside case with additional synergies. The Company did not have confidence in the assumptions used to generate these numbers and therefore disagreed with this upside case. ~~A summary of these synergy analyses were also shared with Houghton.~~ Summaries of the synergy analyses provided by these third-party advisors, generally corroborating the Company’s estimate, were also shared with Houghton.

Negotiation of a Letter of Intent, page 35

4.	Please elaborate on the “potential regulatory issues” referenced in this section.

Response:

The “potential regulatory issues” relate to the antitrust issues discussed between Drinker and Mayer, as referenced in the immediately prior section. The Company has revised the disclosure on page 36 of the proxy statement to address the Staff’s comment as follows (added text is displayed as bold and underlined).

Between May 2016 and August 2016, there were several communications between the parties and their representatives covering valuation, structure and governance issues, as well as liquidity rights related to the Sellers’ acquisition of Quaker Common Stock and potential antitrust regulatory issues, which suggested to the Company that a transaction was less likely to be successfully negotiated. In considering antitrust regulatory issues, Drinker and Mayer discussed the jurisdictions from which the parties would need to seek and receive antitrust clearance and/or approval, specifically, Australia, China, Europe, and the United States. In discussing potential antitrust regulatory issues, Drinker and Mayer also considered (i) the extent of the review that likely would be undertaken by the antitrust or competition authorities in each of those jurisdictions, and (ii) whether and the extent to which a remedy would be necessary in any of the jurisdictions prior to receiving antitrust clearance and/or approval, as well as the effect that such remedies might have on the ability to consummate the proposed transaction. Nevertheless, having tentatively resolved some of these issues, on August 24, 2016, Mr. Barry sent a draft Letter of Intent to Mr. Hinduja describing Quaker’s nonbinding proposal for the transaction and which also addressed certain governance and liquidity issues related to the Sellers’ proposed ownership of a significant number of shares of Quaker Common Stock, as well as non-compete provisions applicable to certain Sellers.

5.	Please describe the key areas of negotiation in the fall of 2016 you reference in the second paragraph.

Response:

The Company has revised the description of such negotiation on page 37 to address the Staff’s comment as follows (added text is displayed as bold and underlined).

Negotiations concerning non-compete and governance issues, including standstill provisions and liquidity options for the Sellers, continued through the Fall of 2016. In particular, these negotiations centered around the scope and duration of the proposed non-compete provisions, including the entities to be bound by such provisions, whether they should extend for a period of two or five years following the Closing (or another period within that range), and whether India should be included within the covered territory. In addition, there were extensive negotiations regarding (i) the ownership thresholds at which certain Sellers would be entitled to designate nominees to Quaker’s Board, (ii) the timing of certain transfer and other restrictions relating to the Quaker Common Stock acquired by certain Sellers in the transaction, including the periods during which such Sellers would be prohibited from selling such shares and from acquiring any more shares of Quaker Common Stock, (iii) whether the individual management Sellers would receive only cash or a mix of cash and Quaker Common Stock in the transaction, and (iv) whether Quaker would register such management shares under the Securities Act of 1933 effective as of the Closing. Quaker’s Board again reviewed the status of the negotiations at its regular meeting held on November 16, 2016.

Due Diligence and Negotiation of Definitive Documents, page 36

6.	Please provide greater detail with regard to the negotiation of the parties’ “post-closing indemnification liability”.

Response:

The Company has revised the description of such negotiation beginning on page 37 to address the Staff’s comment as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

During the period between January 11, 2017 and April 4, 2017, there were extensive telephone discussions and several in-person meetings among management and counsel to the parties to negotiate the terms of the proposed transaction. Certain of the material terms negotiated during this period include the scope of the representations and warranties to be made by the parties to the transaction, the amount and composition of the consideration to be placed into escrow, ~~varying limitations on the parties’ maximum post-Closing indemnification liability,~~ the ~~role~~ obligations of the current and former management shareholders under the transaction documents, the integration of Houghton’s employee benefit plans and policies in the combined entity, termination rights and remedies (including the extent to which the Company would reimburse certain of the Sellers’ transaction expenses in the event that the Company’s shareholders ~~do~~ did not approve the issuance of the ~~Quaker Common Stock~~ Consideration Shares to the Sellers in connection with the transaction), the scope of the non-compete agreements, the liquidity of the ~~Quaker Common Stock~~ Consideration Shares to be issued to the Sellers in connection with the transaction, certain Sellers’ rights to nominate representatives to the Board, restrictions on such Sellers’ ability to engage in particular actions not supported by the Board and other governance rights and restrictions relating to certain Sellers’ interests in Quaker following the Closing. The parties also negotiated limitations on the Sellers’ post-Closing indemnification liability, particularly whether certain fundamental representations and warranties would survive indefinitely or for a shorter period following Closing, the size of the deductible to which post-Closing indemnification obligations would be subject, and whether the parties’ respective post-Closing indemnification obligations would be limited, subject to certain exceptions, to $210 million or $70 million (or another amount within that range). During this period, Drinker and Mayer continued to analyze potential antitrust regulatory issues related to the proposed transactions, and, together with the parties and their other advisors, investigated tax and other implications of various approaches to structuring the proposed transaction.

7.	Please elaborate on the basis for the parties’ determination of the amount of cash and stock consideration to be paid to the sellers in the transaction.

Response:

The Company has revised the description of such negotiation on page 38 to address the Staff’s comment as follows (added text is displayed as bold and underlined).

During this period, Drinker and Mayer continued to analyze potential antitrust regulatory issues related to the proposed transactions, and, together with the parties and their other advisors, investigated tax and other implications of various approaches to structuring the proposed transaction. The components of the transaction consideration were also discussed during this time period, with the Sellers strongly preferring a greater proportion of cash. The relative amounts of the proposed consideration were largely influenced by the Company’s consideration of cash on hand, expected cash flow and long term leverage goals. Once the Company determined the amount of cash it expected to be available, and the amount that it expected to be able to borrow without negatively affecting its long term leverage objectives, the remaining amount necessary to produce the aggregate purchase price was calculated as stock consideration.

Pro Forma Transaction Analysis, page 43

8.	Please quantify The Valence Group’s findings in the pro forma analyses described in this section.

Response:

With the exception of the pro forma Company share price analysis, the Pro Forma Transaction Analyses discussed in this section were prepared by the Company and were included with the financial projections prepared by the Company and provided to The Valence Group, as discussed in the section entitled Certain Projected Financial Information beginning on section 46 of the proxy statement. The Valence Group did not undertake a review of these analyses, and made no specific findings with respect to them. Rather, these projections form a part of the totality of information that The Valence Group had available to it as it prepared its opinion as discussed in the proxy statement. The Company has added disclosure on page 45 of the proxy statement to clarify this point.

Preferred Stock, page 47

9.	Your disclosure states that shares of preferred stock will have the same voting power as the common stock that would have been issued if the charter amendment had been approved. Please clarify if this means that the voting power of the preferred stock will be adjusted from time to time to maintain a 24.5% voting interest in the company. In this regard, we note that if the charter amendment is not approved, an increasing number of holders of common stock currently entitled to one vote per share may become entitled to 10 votes per common share if they continue to hold their shares for more than three years.

Response:

If preferred stock is issued instead of common stock, it will NOT be adjusted to maintain the 24.5% voting interest in the Company. If issued, such voting stock will effectively behave as common stock but without the 10 vote per share provision after being held for 3 years (i.e., it will behave as common stock as if the Charter Amendment had been approved). Therefore, this voting interest will be diluted for share issuances following the Closing and enhanced if there are share repurchases. The Company has revised the disclosure beginning on page 48 of the proxy statement to clarify this as follows (added text is displayed as bold and underlined).

As noted above, if the Charter Amendment is not adopted, the Company intends instead to issue a new series of Preferred Stock as Consideration Shares. The Preferred Stock, par value $1.00 per share, will, in the aggregate, have the same voting power as the Common Stock that would have been issued if the Charter Amendment had been approved, that is, as of the Closing Date, the Preferred Stock will have 24.5% of the combined voting power of the Preferred Stock and the Common Stock voting together as a single class (after giving effect to the votes cast by holders of shares of Common Stock having ten-vote voting rights). Except as otherwise required by applicable law, the Preferred Stock will vote as a single class with the Common Stock on all matters that come before the Common Stock. The Preferred Stock will automatically convert into the number of shares of Common Stock as would have the same ~~voting power~~ dividend and other economic rights of the ~~shares of~~ Preferred Stock being converted (i) upon the sale, transfer or other disposition of such Preferred ~~Shares~~ Stock to a person that is not an affiliate of the holder of such Preferred Stock, provided that no person that was a beneficial owner (or affiliate thereof) of the Preferred Stock immediately before such sale, transfer or disposition is a beneficial owner (or affiliate thereof) of the shares of Common Stock being issued in such conversion, or (ii) at any time the Company’s Charter is amended to provide that holders of Common Stock are entitled to one vote per share of Common Stock, regardless of how long such shares have been held.

The conversion rate of the Preferred Shares will be adjusted to account for stock splits, combinations, mergers and reorganizations; however, no other modifications to the conversion rate, or otherwise to the terms of the Preferred Stock, will be taken to preserve its 24.5% voting power. Whether the Consideration Shares consist of Preferred Stock or Common Stock, if the Company issues shares or repurchases outstanding shares after the Closing, the aggregate voting power of the Consideration Shares, as a percentage of the Company’s total outstanding voting power, will fluctuate in the same way. The Preferred Stock will not have any preferred dividend, liquidation or other special rights, and will be the functional equivalent of Common Stock, without the escalation in voting power that currently inures to the Common Stock if held by the same shareholder for three years.

Representations and Warranties, page 47

10.	We note your cautionary statement concerning the representations and warranties in the Share Purchase Agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise to clarify you will provide additional disclosure in your public reports to the extent you become aware of material facts that might contradict the representations and warranties.

Response:

The Company does not believe that additional disclosure is required at this time to make the information provided regarding the Share Purchase Agreement not misleading. It acknowledges the Staff’s comment and has revised the disclosure on page 49 as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

The Share Purchase Agreement contains representations and warranties made by the Company and Sellers as of specific dates. The representations and warranties contained in the Share Purchase Agreement were negotiated with the principal purpose of establishing the circumstances in which the Company (or Sellers) may have an action for breach of warranty (and potentially the ability to recover damages), or in which the Company (or Sellers) may have the right to terminate the Share Purchase Agreement, rather than establishing matters as facts. Some of these representations and warranties are subject to specified exceptions and qualifications, including exceptions and other information contained in the confidential Disclosure Letter that the parties exchanged in connection with signing the Share Purchase Agreement, which are not included in this proxy statement. In addition, some of these representations and warranties are qualified as to materiality or by knowledge. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. ~~Accordingly, you should not look to such representations and warranties for information about the Company, the Sellers or Houghton.~~ The Company will provide additional disclosure in its public reports to the extent it becomes aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by federal securities laws.

Financing Associated with the Combination, page 56

11.	Please quantify the amounts of proceeds of the term loans and revolving credit loans that will be used for the purposes of funding each of the items you list in this section.

Response:

The Company has revised the disclosure on page 58 to address the Staff’s comment and made some additional updates to the paragraph as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

In connection with entering into the Share Purchase Agreement and the transactions contemplated thereby, the Company on April 4, 2017 also entered into a Senior Secured Credit Facilities Commitment Letter (together with all exhibits thereto, the “Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. (collectively, the “Commitment Parties”). Pursuant to the Commitment Letter and subject to the terms and conditions set forth therein, the Commitment Parties have committed to provide senior secured credit facilities of up to $1.15 billion consisting of (i) a $575 million senior secured term loan to the Company on the Closing Date, (ii) a senior secured term loan in Euros in an amount equal to $175 million to certain European subsidiaries of the Company (collectively, the “Foreign Borrowers”) on the Closing Date, and (iii) a $400 million revolving facility available to the Foreign Borrowers or the Company (collectively, the “Financing”). The proceeds of the term loans and a portion of the revolving credit loans are expected to be used at the Closing~~, together with the Consideration Shares and cash on hand,~~ for the purpose of funding (i) the payment of $172.5 million of the consideration to be paid in cash in respect of the Combination, (ii) the repayment of an estimated amount of approximately $66 million of existing indebtedness of the Company and its subsidiaries, (iii) the repayment of an estimated amount of approximately $752 million of indebtedness of Houghton and its subsidiaries ~~at the Closing~~, and (iv) the payment of an estimated amount of approximately $50 million of fees and expenses incurred in connection with the foregoing. It is also expected that the remainder of the revolving facility would remain available to provide liquidity for the Company after the Closing for general corporate purposes. The commitment to provide the Financing is subject to certain terms and conditions, including the negotiation of definitive documentation and other customary closing conditions consistent with the Share Purchase Agreement and Commitment Letter. ~~We expect to enter into the definitive documentation governing the Financing before the Closing, which will contain, among other terms, affirmative and negative covenants, financial covenants, and events of default, in each case to be negotiated by the parties consistent with the Commitment Letter.~~ We have negotiated the terms of the credit agreement and the form of the guaranty agreement (neither of which have yet become effective and both of which need some additional information and/or schedules before they are complete) and expect to complete the negotiation of the remainder of the definitive agreements governing the Financing and finalize the documentation before the Closing.

Corresponding changes have also been made in other places in the proxy statement where the above disclosure appears, including on pages 6, 12 and 75 (see item 15 below).

Vote Required and Recommendation of the Board, page 57

12.	Please address what consideration the Board gave to the fact that the Valence opinion assumes that the Charter Amendment would be approved by the company’s shareholders. In the event that the Charter Amendment is not approved, it appears that the opinion would not cover the issuance of the Preferred Stock in the transaction.

Response:

The Board considered that the differences between (i) the common stock to be issued if the Charter Amendment is approved, and (ii) the preferred stock to be issued if the Charter Amendment were not approved are not material and do not substantively affect shareholder rights. The two alternate forms of consideration would have equivalent voting power; equivalent rights and priorities on liquidation, dissolution, and winding-up; and equivalent rights and priorities with respect to dividends. Because the Board deemed these two scenarios to be functionally equivalent in all material respects, it determined that The Valence Group’s assumption of the adoption of the Charter Amendment effectively addressed both potential scenarios, and that therefore the Opinion would in all material respects be equally applicable under either scenario.

Unaudited Pro Forma Condensed Combined Financial Statements, page 65

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 69

Note 3(a), page 70

13.	Please revise your note to explain how this adjustment was determined and also tell us how the adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company has revised the proxy to eliminate Note 3(a). It has eliminated the cash adjustment and has recorded its estimated transaction fees that previously impacted its pro-forma adjustment to cash as a pro-forma adjustment to other current liabilities on its pro-forma condensed consolidated balance sheet as of March 31, 2017. The Company believes this adjustment to be consistent with SEC FRM 3250.1(c).

Note 3(c), page 71

14.	We understand from your disclosure that the step-up in inventory is not expected to have a continuing impact on your operations. In this regard, please expand your note to disclose the length of time or number of quarters you anticipate that the acquired inventory will be reflected in Cost of goods sold.

Response:

The Company has revised disclosure on page 73 to address the Staff’s comment as follows (added text is displayed as bold and underlined).

(~~c~~b) Reflects the preliminary estimated fair value adjustment to inventory to be acquired in the Combination. As raw materials inventory was assumed to be at market value, the adjustment is primarily related to finished goods inventory. The preliminary fair value of finished goods inventory to be acquired in the Combination was determined based on an analysis of estimated future selling prices, costs of disposal, and gross profit on disposal costs. The audited historical condensed statements of operations and unaudited pro forma condensed combined statements of operations do not reflect the impacts on cost of sales of an increase of $10.5 million due to this estimated purchase accounting adjustment; this amount is directly related to the Combination and is not expected to have a continuing impact on the Company’s operations after the acquired inventory is sold. The Company expects that the fair value adjustment to its acquired inventory will be fully reflected in its costs of goods sold within three months after the Closing.

Note 3(g), page 72

15.	Please expand your note to disclose the maturity date(s) of your financing arrangements.

Response:

The Company has revised the disclosure beginning on page 74 to address the Staff’s comment as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

(~~g~~f) In connection with entering into the Share Purchase Agreement and the transactions contemplated thereby, the Company also entered into a Senior Secured Credit Facilities Commitment Letter with the Commitment Parties. The Commitment Parties have committed to provide senior secured credit facilities of up to $1.15 billion consisting of (i) a $575 million senior secured term loan to the Company on the Closing Date, (ii) a senior secured term loan in Euros in an amount equal to $175 million to certain European subsidiaries of the Company on the Closing Date, and (iii) a $400 million revolving credit facility. The maturity date of each of these term loans and senior credit facilities will be five years from the date of the Closing, which is when the credit agreement is expected to be executed. The proceeds of the term loans and a portion of the revolving credit loans are expected to be used at the Closing~~, together with the Consideration Shares and cash on hand,~~ for the purpose of funding (i) the payment of $172.5 million of the consideration to be paid in cash in respect of the Combination, (ii) the repayment of an estimated amount of approximately $66 million of existing indebtedness of the Company and its subsidiaries, (iii) the repayment of an estimated amount of approximately $752 million of indebtedness of Houghton and its subsidiaries ~~at the Closing~~, and (iv) the payment of an estimated amount of approximately $50 million of fees and expenses incurred in connection with the foregoing. It is also expected that the remainder of the revolving facility would remain available to provide liquidity for the Company after the Closing for general corporate purposes.

Note 3(h), page 74

16.	We note that you eliminated $9.4 million of accruals related to acquisition costs. It appears these non-recurring costs are factually supportable and directly attributable to the transaction. Therefore, it appears the amount should not be removed from current liabilities on your pro forma balance sheet at March 31, 2017. Please revise your pro forma balance sheet or tell us why the adjustment is appropriate. Refer to Rule 11-02(b)(6) of Regulation S-X. Please note that you may disclose in your footnote an advisory statement indicating that $9.4 million of accrued transaction costs are included in your historical balance sheets.

Response:

The Company has revised the disclosure on page 76 to address the Staff’s comment as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through).

(~~h~~g) Transaction-related costs that were recorded as either Selling, general and administrative expenses or Combination-related costs during the year ended December 31, 2016 for Quaker and Houghton were $1.5 million and $3.4 million, respectively, and $9.1 million and $0.9 million for the three months ended March 31, 2017, respectively. These costs were eliminated from the unaudited pro forma statement of operations for both periods presented. In addition, the Company had approximately $9.4 million of accruals related to such acquisition costs, yet to be paid, which are reflected in ~~were eliminated from~~ other current liabilities on the March 31, 2017 unaudited pro forma condensed combined balance sheet. Also, the Company has made a pro-forma adjustment to its other current liabilities of $40.9 million, which reflects approximately $22.1 million of estimated debt issuance costs and $18.8 million of estimated additional transaction-related costs that the Company expects to incur to facilitate the Closing.

Houghton Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years Ended December 31, 2016, 2015 and 2014, page 76

Results of Operations, page 80

Net sales, page 80

17.	We understand the 2016 decrease in sales was primarily due to foreign exchange. In this regard, please revise your disclosure to quantify the impacts of foreign exchange on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The Company has revised the disclosure on page 82 to address the Staff’s comment as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through):

Page 76: No change

Page 82:

Net sales for the year ending December 31, 2016 were $766.8 million compared to $781.8 million for the year ending December 31, 2015. Net sales for 2016 decreased $15.0 million, or 1.9%, from 2015.

The decrease in sales was primarily due to a $28.0 million unfavorable impact in foreign exchange rates, ~~Foreign exchange was the main driver of the decrease in sales,~~ coupled with a $6.6 million decrease due to sales mix, including service revenue, and the impact within the offshore drilling and steel industries. These decreases were partially offset by additional sales from acquisitions of $15.2 million and a $4.4 million increase in volumes. Foreign currency exchange changes reflected the continued weakening of many currencies against the U.S. dollar, including the Chinese renminbi, British pound, Mexican peso, Argentine peso, and the Brazilian real.

Gross profit, page 83

18.	Please expand your disclosure to address the reason(s) for the increase in gross margin percentage from 33.3% in 2014 to 34% in 2015.

Response:

The Company has revised the disclosure on page 85 to address the Staff’s comment as follows (added text is displayed as bold and underlined):

Gross profit was $265.6 million for the year ending December 31, 2015, compared to $279.7 million for the ending December 31, 2014. Gross profit for 2015 decreased $14.1 million, or 5.0%, from 2014, primarily due to unfavorable impacts of foreign currency exchange, with gross margin increasing to 34.0% from 33.3% for the year ending December 31, 2015 and 2014, respectively, due to lower raw material costs.

Houghton Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2017 and 2016, page 97

Net sales, page 97

19.	Please revise your disclosure to quantify the impact that acquisitions and foreign currency exchange had on the fluctuation in sales between comparative periods.

Response:

The Company has revised the disclosure on page 99 to address the Staff’s comment as follows (added text is displayed as bold and underlined):

Net sales for the three months ended March 31, 2017 were $196.6 million compared to $186.4 million for the three months ended March 31, 2016. Net sales for 2017 increased $10.2 million, or 5.5%, from 2016.

The increase in sales was mainly driven by an increase from acquisitions of $7.7 million and an $8.4 million increase in product volumes, offset by a decline in sales mix of $1.5 million. In addition, foreign currency exchange decreased sales by $4.4 million due to the continued weakening of many currencies against the U.S. dollar, including the British pound, euro, Chinese renminbi, Mexican peso, all partially offset by the strengthening Brazilian real.

Financial Statements, page F-1

Note 22. Subsequent Events, page F-48

Note 20. Subsequent Events, page F-80

20.	Please revise your document to provide the disclosures required by ASC 855-10-50-1.

Response:

The Company has revised the disclosure on pages F-48 and F-81 to address the Staff’s comment as follows (added text is displayed as bold and underlined):

Page F-48:

The Company’s management has evaluated all activity of the Company through June 5~~[•]~~, 2017, the date the financial statements were issued, and concluded that there were no additional subsequent events required to be reflected in the Company’s consolidated financial statements or notes as required by standards for accounting disclosure of subsequent events.

Page F-81:

The Company’s management has evaluated all activity of the Company through June 5~~[•]~~, 2017, the date the financial statements were issued, and concluded that there were no additional subsequent events required to be reflected in the Company’s condensed consolidated financial statements or notes as required by standards for accounting disclosure of subsequent events.

Annex B: Opinion of Valence Group

21.	Please remove the limitations on reliance in the second full paragraph on page 4. You may limit the opinion as to scope, but not reliance.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that the Company’s engagement letter with Valence Group expressly authorizes the Company to include the fairness opinion in the proxy statement. Inclusion of the fairness opinion in the proxy statement is therefore an exception to the non-reliance language in the fairness opinion. The Company has clarified, on page 38 of the proxy statement, that the fairness opinion was included with the proxy statement pursuant to the terms of the Engagement Letter. As such, the Company believes that the fairness opinion’s cautionary language, that it should not be read as a recommendation to shareholders as to how they should vote or act, is consistent with the guidance provided by Section II.D.1. of Current Issues and Rulemaking Projects Outline (Nov. 14, 2000).

If you have any questions about the response to your comment or require further explanation, please do not hesitate to contact me at (215) 988-2548.

Sincerely,

/s/ F. Douglas Raymond

F. Douglas Raymond